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                        October 19, 2022

       Manu Ohri
       Chief Financial Officer
       GT Biopharma, Inc.
       8000 Marina Blvd., Suite 100
       Brisbane, CA 94005

                                                        Re: GT Biopharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 13,
2022
                                                            File No. 333-267870

       Dear Manu Ohri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Roger Bivans